November 26, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Amanda Ravitz, Esq.

Re: Medovex Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2014
File No. 333-198621

Dear Ms. Ravitz:

As the Chief Executive Officer of Medovex Corp. (the “Company”), I hereby acknowledge on behalf of the Company that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Arthur Marcus, Esq., counsel for the Company at (212) 930-9700.

Yours truly,

/s/ Jarrett Gorlin, CEO

cc: Harvey Kesner, Esq., Arthur Marcus, Esq.